

Mail Stop 4561

October 22, 2015

Michael Onghai
Chief Executive Officer
LookSmart Group, Inc.
555 California Street, #324
San Francisco, CA 94105

> **Re: LookSmart Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 25, 2015**
> **File No. 000-55440**

Dear Mr. Onghai:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Jay Kaplowitz, Esq.
    Sichenzia Ross Friedman Ference LLP